CARDINAL ETHANOL, LLC
1554 N. County Road 600 E
Union City, Indiana 47390

July 7, 2009

VIA FEDERAL EXPRESS PRIORITY OVERNIGHT
John Hartz
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010.
Washington, D.C. 20549

RE:	Cardinal Ethanol, LLC Form 10-KSB for Fiscal Year Ended September 30, 2008 Forms 10-Q for Fiscal Quarters Ended December 31, 2008 and March 31, 2009 File No. 0-53036

Dear Mr. Hartz:

We are in receipt of your letter dated June 2, 2009 providing comments on our Form 10-KSB for the fiscal year ended September 30, 2008 and our Forms 10-Q for the fiscal quarters ended December 31, 2008 and March 31, 2009. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below are each of your comments in chronological order immediately followed by our response.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2008

General

1.     Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

RESPONSE: Where a comment below requests additional disclosure or other revisions to be made, we will include these revisions in our future filings, including our interim filings, if applicable.

Description of Business, page 5

2.     Considering the nature of your future raw materials and end products, it appears the relevant market data concerning your future basic inputs and outputs, will make the disclosures about your developing business more meaningful to readers, because such information will provide more context. Please provide disclosures showing the relevant market prices of the following items over time, including the years presented:

- - - -	Ethanol; Distillers Grains, by type; Corn; Natural Gas.

RESPONSE: In future filings we will disclose the relevant comparable market prices of ethanol, distillers grains, corn and natural gas to the extent available. Due to the fact that distillers grains and ethanol markets are somewhat less developed than other markets, such as corn and natural gas, it may be difficult to establish reliable market price data for these items.

Exhibit 31.1 and 31.2

3.     Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B, please amend your Form 10-KSB to revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please see Compliance and Disclosure Interpretation 246.13, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for additional guidance.

RESPONSE: We will amend our Form 10-KSB for the year ended September 30, 2008 to revise our certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Such amendment to our Form 10-KSB for the year ended September 30, 2008 will be filed promptly in the manner specified in Compliance and Disclosure Interpretation 246.13.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

General

4.     Considering that you are in an industry with substantial price volatility in inputs (corn, natural gas) and in outputs (ethanol, distillers grains), you should consider providing more detailed forward looking information about your business model. With a view to providing readers with a better understanding of the future viability of the business, you should quantify how a range of prices of those inputs and outputs, along with known fees (both fixed and variable) debt service, and other costs will affect your results of operations. Please specifically make reference to the current prices of your inputs and outputs when discussing the range of prices.

RESPONSE: In future filings we will consider including a discussion of how varying prices of our inputs and outputs will affect our results of operations. We expect this enhanced disclosure to include varying price assumptions for corn and natural gas, our primary inputs, as well as for ethanol and distillers grains, our primary products. Due to the relatively stable nature of our fixed costs we are able to anticipate our fixed costs with relative accuracy and, accordingly, anticipate disclosing these fixed costs, but not discussing how variability in our fixed costs would affect our results of operations.

5.     In future filings, explain how your cost per unit and volumes impact your revenues and costs of revenues. In order to provide a more clear understanding of your revenues and cost of revenues, please present your actual volume and actual price information for each period presented for the following items:

- - - -	Volume sold and average selling price of ethanol;
Volume sold and average selling price for each type of distiller’s grain;
Volume used and average price per bushel of corn;
Volume used and average price of natural gas.

RESPONSE: Our future filings will include disclosure for the applicable period(s) regarding our volume sold and average selling price of ethanol, volume sold and average selling price for each type of distillers grains, volume used and average price per bushel of corn and volume used and average price of natural gas. We will also disclose in our future filings how our cost per unit and volumes impact our revenues and costs of revenues.

Liquidity and Capital Resources, page 21

6.     On page 23, your disclosures indicate that during the term of your loans, you will be subject to certain financial covenants consisting of minimum working capital, minimum net worth, and maximum debt service coverage ratios. In the future, please disclose the following here or elsewhere in the filing:

•	The specific terms of any material debt covenants in your debt agreements including but not limited to your minimum working capital, minimum net worth, and maximum debt service coverage ratios;
•
For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements; and

•
Discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.

RESPONSE: In the future we will disclose the specific terms of any material debt covenants in our debt agreements. Additionally, for those material debt covenants for which it is reasonably likely that we will not be able to meet such covenants, we will disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date and whether there are any stated events of default that would permit our lenders to accelerate our debt if not cured within applicable grace periods or any cross default provisions in our debt agreements. In the future we will also discuss the potential impact on our liquidity and capital resources if we do not comply with our debt covenants and/or we are unable to obtain a waiver of compliance.

In connection with our responses to the Commission’s comments, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CARDINAL ETHANOL, LLC

By:    /s/ Jeff Painter
  Jeff Painter, Chief Executive Officer and President

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